Exhibit 99.8

EuroZinc Mining Corporation

Three months ended March 31, 2006

Management’s Discussion and Analysis

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of EuroZinc Mining Corporation (“EuroZinc” or the “Company”) has been prepared as of May 5, 2006 and is intended to supplement and complement the accompanying unaudited consolidated financial statements and notes for the three months ended March 31, 2006.  Please also refer to the cautionary statement of forward-looking information at the end of the MD&A.   Additional information relating to the Company is available on the SEDAR website at www.sedar.com.  All the financial information in this MD&A is in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and all dollar amounts in the tables, including comparatives, are expressed in thousands of US dollars, unless otherwise noted.

OVERVIEW

EuroZinc is a Canadian based mining company that owns and operates the Neves-Corvo copper zinc mine and has commenced redevelopment of the Aljustrel zinc/lead/silver mine.  Both of these mines are located in southern Portugal and are within 40 kilometres of each other.  The Neves-Corvo and Aljustrel mines consist of poly-metallic deposits containing, among other metals, copper, tin, zinc, lead, silver and indium.  Neves-Corvo has been a significant copper concentrate producer since 1989 and work is underway to add zinc production to its revenue stream with expectation of zinc concentrate production in mid-2006.  The Aljustrel mine was acquired in 2001 and EuroZinc has held it on a care and maintenance basis while conducting a feasibility study, related engineering studies and design work, and negotiating the terms for a possible reopening of the mine.  Subsequent to March 31, 2006, the Company received notice from the Portuguese government that the Company’s terms outlined in the Memorandum of Understanding have been accepted.

HIGHLIGHTS FOR THE FIRST QUARTER 2006

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Generated cash flow from operations, before working capital changes, of $40.6 million or $0.07 (Cdn$0.09) per share;

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Net earnings of $17.4 million or $0.03 (Cdn$0.04) per share on revenues of $88.9 million from sales of 38.7 million pounds of copper;

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Cash and working capital increased to $54.2 million and $58.3 million, respectively;

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Maintained the construction schedule for the Neves-Corvo zinc project for mid-2006 production start-up;

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Negotiated a settlement of the Aljustrel production liabilities; and

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Added to the S&P/TSX Composite Index.

FINANCIAL HIGHLIGHTS

Revenues were $88.9 million in the first quarter of 2006 compared to $68.7 million for the same period in 2005. Cash flow from operations before changes in non-cash working capital items was $40.6 million or $0.07 per share for the quarter compared to $27.7 million or $0.05 per share for the same period in 2005. EuroZinc’s cash position at March 31, 2006 was $54.2 million, an increase of $26.6 million during the first quarter 2006. Net earnings were $17.4 million or $0.03 per share for the first quarter, a 8% decrease over net earnings of $19.0 million or $0.04 per share for the same period in 2005. The lower net earnings in the first quarter of 2006 were due primarily to non-cash, fair value loss of $18.3 million on the Company’s outstanding derivative instruments compared to $0.9 million for the same period in 2005.  This fair value loss was offset by a higher, realized copper price and recovery of future taxes.  Earnings were also impacted by a higher depreciation charge and fewer pounds of copper sold.  Excluding the after tax loss on derivative instruments, net earnings would have increased $14.3 million to $31.7 million or $0.06 per share compared to $19.7 million or $0.04 per share for the same period in 2005.

SUMMARY OF SELECTED OPERATING AND FINANCIAL DATA

The following table summarizes quarterly financial and operating data prepared in accordance with Canadian GAAP, except for the cash cost information, and is denominated in US dollars, unless otherwise noted.

	Three months ended
	March 31,
	2006	2005
Mined (tonnes)	491	526
Milled (tonnes)	518	510
Average head grade (%)	4.20	4.70
Average plant recovery (%)	89.3	87.2
Concentrate produced (000's of tonnes)	78.2	86.2
Copper contained in concentrate (000's of tonnes)	19.3	21.0
Copper concentrate grade (%)	24.6	24.4
Copper sold (000's of lbs)	38,738	54,290
LME average copper price ($/lb)	$ 2.25	$ 1.48
Realized copper price per pound sold ($/lb) (1)	$ 2.55	$ 1.52
Cash cost per pound sold	$ 0.83	$ 0.77
Cash cost per tonne milled	€ 36.20	€ 33.50
Revenue (000's) (2)	$ 88,911	$ 68,733
Net earnings for the period (000's)	$ 17,441	$ 18,977

Earnings per share
- Basic (Cdn$)	0.04	0.05
- Basic (US$)	0.03	0.04
- Diluted (Cdn$)	0.04	0.04
- Diluted (US$)	0.03	0.04

Cash flow per share before changes in non-cash working capital items
- Basic (Cdn$)	0.09	0.07
- Basic (US$)	0.07	0.05

(1) Before smelter treatment and refining charges and after quotation period adjustments
(2) Net of smelter treatment and refining charges

Revenue

Revenue for the first quarter ended March 31, 2006 was $88.9 million on 38.7 million pounds of copper sold compared to revenues of $68.7 million on 54.3 million pounds of copper sold for the same period in 2005.  Revenues were 29% higher in the first quarter of 2006 compared to the same period in 2005 despite having 29% fewer pounds of copper sold in the first quarter of 2006.  The fewer pounds of copper sold were due primarily to the deferral of certain concentrate shipments to the second quarter.

The average realized copper price, net of quotation period adjustments, was $2.55 per pound of copper sold in the first quarter of 2006 compared to $1.52 per pound of copper sold for the same period in 2005.

Operating Costs

Total tonnes mined for the first quarter 2006 were 491,000 tonnes or 7% lower than the 526,000 tonnes mined for the same period in 2005.  However; mine operations are on plan for 2 million tonnes of copper ore and 150,000 tonnes of zinc ore to be processed in 2006.  The lower tonnage was due to a disruption in the mining cycle as some difficult ground conditions were encountered with the bench stopes requiring re-scheduling of mining activities to other areas.  The average copper head grade of 4.2% was on plan for the first quarter 2006, but lower than the 4.7% average copper head grade for the same period in 2005.  Compared to 2005, the plan for 2006 has lower head grades in the first and second quarters and increasing in the third and fourth quarters.  The Company expects to be on the planned grade for the year at 4.9% copper for 2006 compared to 5.0% for 2005.

The operating cost per tonne of ore milled was €36.20 for the first quarter of 2006, 8% higher than the €33.50 achieved in the same period in 2005.  This increase was due primarily to the fewer tonnes mined and, to a lesser extent, an increase in labour rates.  The operating cost per tonne of ore milled in US dollars was $43.50 or 1% less than in 2005.  The cash cost per pound of copper was $0.83 for the first quarter of 2006 versus $0.77 for the comparable quarter in 2005 and is directly attributable to the fewer pounds produced quarter over quarter.

While the copper concentrate grade was only slightly lower in the first quarter of 2006, compared to the same period in 2005, the plant recovery has significantly improved.  The plant recovery was 89.3% in the first quarter of 2006, a full 2% greater than the same period in 2005 and this partially offset the impact of the lower head grade in the current quarter.

Aljustrel

The mine planning activities at Aljustrel continued in the first quarter 2006 with specific emphasis on a redesign of the mine development plan, production stope design and material conveyance.  The mine planning and an update of the estimated capital required to place the mine and mill back into production was completed internally.  An updated NI 43-101 technical report was completed and posted on SEDAR at the end of the first quarter.

During the quarter the Company signed a Memorandum of Understanding (“MOU”) with EDM, a Portuguese state owned enterprise, relating  to the settlement of $16.8 million (€13.9 million) on the balance of the purchase price and debts assumed on the acquisition of the Aljustrel mine in 2001 as well as a $26.4 million (€22.0 million) future price participation commitment.  The latter was a contingent obligation that was conditional upon the restarting of the Aljustrel mine and therefore, no fair value was assigned to this obligation on the acquisition of the Aljustrel mine.  All of the aforementioned obligations will be settled for approximately $4.2 million (€3.5 million) with half of the amount payable upon the signing of the formal agreement and the balance due thirty months after that date.  Subsequent to the end of the first quarter of 2006, the Company received notice that the Company’s terms on the MOU have been accepted by the Portuguese government.  The Company plans on commencing with the redevelopment of the Aljustrel Mine immediately.

NON-GAAP PERFORMANCE MEASURES

The Company has included the cash cost per pound of copper sold in the table below.  The Company understands that certain investors use this information to assess the Company’s performance. The inclusion of the cash cost per pound statistics enables investors to better understand quarter-over-quarter changes in production costs, which in turn affect profitability and the ability to generate operating cash flow.

	Three months ended
	March 31,
Direct Cash Cost of Sales	2006	2005
Operating costs	$ 25,541	$ 30,248
Adjustments
Smelter, royalties and other charges	7,437	12,242
By-product credits	(887)	(926)
Direct cash operating cost (C1) *	$ 32,091	$ 41,564
Cash cost per pound sold	$ 0.83	$ 0.77
Pounds of copper sold (000's)	38,738	54,290

*Direct cash cost (C1) per pound includes operating costs such as mining, processing, administration, smelter treatment and refining, transportation and shipping less by-product credits and profit-based royalty.

The cash operating cost is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses were $6.4 million in the first quarter 2006 compared to $3.6 million for the same period in 2005.  The higher depreciation and amortization expense was due mainly to a third quarter 2005 revision to the Neves-Corvo life of mine plan.

GENERAL AND ADMINISTRATION

General and administration expenses were $1.5 million for the first quarter 2006 and were essentially unchanged compared to the same period in 2005.

INTEREST AND OTHER

Interest and other consist of interest and accretion expense, amortization of deferred financing costs, foreign exchange gains and losses, net of interest and other income.  Interest and other costs were $2.5 million for the first quarter 2006 compared to $1.9 million for the same period in 2005.

Foreign exchange loss was $1.5 million for the first quarter 2006 compared to a $1.7 million gain for the same period in 2005 due primarily to the weakening of the US dollar.

Interest on long-term debt decreased to $0.5 million in the first quarter 2006 as compared to $1.9 million for the same period in 2005. This was due primarily to a debt reduction strategy in 2005 resulting in the retirement of two loans totaling $87.1 million, which were outstanding at March 31, 2005.

Amortization of deferred financing costs decreased to $0.3 million for the first quarter 2006 compared to $1.7 million for the same period in 2005 and was due to a lower loan outstanding in 2006 compared to 2005.

DERIVATIVE INSTRUMENTS

Realized loss on derivatives instruments was $12.7 million for the first quarter 2006 compared to $5.3 million for the same period in 2005.  A total of 10,500 tonnes of copper were settled in the first quarter of 2006 at an average copper price of $1.72 per pound while the LME average price in the quarter was $2.25 per pound.

The unrealized loss on derivatives instruments was $18.3 million for the first quarter 2006 compared to $0.9 million for the same period in 2005.  The 2006 unrealized loss is summarized as follows:

				Unrealized
	2006	2007	Total	gain(loss)

Copper
Puts acquired in 2005 (tonnes)	18,000	-	18,000
Average price (US$/Ib)	$ 1.36	-	$ 1.36	$ 94

Puts acquired in 2004 (tonnes)	50,706	52,704	103,410
Average price (US$/Ib)	$ 0.86	$ 0.85	$ 0.86	(155)

Forward sales (tonnes)	20,250	-	20,250
Average price (US$/Ib)	$ 1.62	-	$ 1.62	(20,073)

US Currency
Forward sales	$ 129,500	-	$ 129,500
Average US dollar/EURO	1.1967	-	1.1967	1,809
				$ (18,325)

INCOME TAXES

Combined current and future income tax provision was $3.3 million for the first quarter 2006 compared to $5.8 million for the same period in 2005.

Current income tax provision for the first quarter 2006 was $8.1 million compared to $4.6 million for the same period in 2005.  This was due primarily to the strong copper prices, which contributed to higher net earnings from the Neves-Corvo mine.

Future income tax recovery for the first quarter 2006 was $4.8 million compared to a future income tax expense of $1.2 million for the same period in 2005.  The recovery of future income taxes results primarily from the $18.3 million fair value loss on the outstanding derivative instruments.  The recovery of future taxes will be realized as the derivative contracts are settled.

SUMMARY OF QUARTERLY RESULTS

	2006	2005				2004
	Q1	Q4	* Q3	* Q2	* Q1	* Q4	Q3	Q2
			(restated)	(restated)	(restated)	(restated)
Revenues **	$ 88,911	$ 97,542	$ 83,706	$ 64,953	$ 68,733	$ 57,074	$ 60,572	$ 5,536
Operating profit	56,213	64,130	46,924	30,337	34,349	30,241	25,933	2,686
Hedging costs	(12,665)	(12,531)	(8,494)	(6,186)	(5,321)	(2,629)	-	-
Net earnings	$ 17,441	$ 27,801	$ 25,297	$ 16,262	$ 18,977	$ 3,233	$ 11,322	$ 1,414
Earnings per share	$ 0.03	$ 0.05	$ 0.05	$ 0.03	$ 0.04	$ 0.01	$ 0.02	$ -

Note:*

The first and second quarters of 2005 and the fourth quarter 2004 have been restated and re-filed as a result of a change in the taxation rate in Portugal.

**

The revenues and operating profit amounts have been revised for the first three quarters of 2005 and Q4 2004 to exclude hedging losses, which were previously netted against revenues.

The variability in operating profit in the last eight quarters results from the volatility of the realized copper price, changes in smelter charges and the number of pounds of copper sold during each reporting period.  Additionally, the net earnings vary quarter to quarter due primarily to gains or losses on the fair valuation of derivative instruments.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at March 31, 2006 was $54.2 million, an increase of $26.6 million for the first quarter 2006.  Cash flow from operations before working capital changes was $40.6 million for the first quarter 2006 compared to $27.7 million for the same period in 2005. Non-cash working capital items consumed $9.7 million for the first quarter 2006 compared to $7.8 million for the same period in 2005.

Investing activities for the first quarter 2006 totaled $6.2 million compared to $31.0 million for the same period in 2005, which included the price participation rights from the previous owners of the Neves-Corvo mine in January 2005 for $26.0 million.  The investing activities comprise $5.8 million spent on capital equipment and mine development expenditures at the Neves-Corvo mine and $0.4 million at Aljustrel Project.

Working capital at March 31, 2006 was $58.3 million, a $33.7 million increase from the beginning of the 2006.  The increase in working capital was primarily due to $26.6 million increase in cash and cash equivalents and an $8.9 million increase in accounts receivable, which was offset by a $2.9 million increase in current liabilities.

The Company expects that cash flow from operations will be sufficient to support the Company’s operating costs and sustaining capital on an ongoing basis.  In addition, the Company has available a €40 million commercial paper facility for the next two years.

Shareholders’ equity at March 31, 2006 was $258.2 million compared to $231.0 million at the beginning of the year. A total of 8,695,652 million shares, for proceeds of $4.7 million, were issued on the exercise of stock options and share purchase warrants during the first quarter 2006.  The decline in the US dollar against the Euro in the first quarter of 2006 was the primary reason for a $4.9 million increase in the currency translation adjustment account.

Subsequent to March 31, 2006, the Company received $4.6 million from the exercise of the remaining 8,695,652 share purchase warrants.

OUTSTANDING SHARE DATA

As at May 5, 2006, there were 558,361,176 common shares outstanding.  There were director and employee stock options outstanding of 12,581,672 with exercise prices ranging from Cdn$0.10 to Cdn$1.26 per share and no share purchase warrants were outstanding.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

A total of $Nil (2005 - $0.1 million) in fees and expenses were paid to certain directors for compensation for professional services performed during the first quarter 2006.  The services provided by the directors in 2005 were in areas that they have particular expertise.  In addition, the Company incurred $0.3 million of expenses relating to the Company’s secondary offering on behalf of a company with a common director.  This amount was reimbursed to the Company subsequent to March 31, 2006.

OUTLOOK

The operating base and future growth of EuroZinc will continue to be on the production of base metals as the Company believes the long term prospects for both copper and zinc are strong.  EuroZinc will focus its efforts on growth in these sectors of the mining business while keeping a watchful and diligent eye on the existing operation and projects. In mid-2006 the Company will add revenue from its planned zinc production at Neves-Corvo. Building value for the Company’s shareholders can be achieved by capitalizing on internal opportunities as well as those outside EuroZinc’s immediate sphere of influence. It is expected that the Company will use its cash flow in 2006 for funding internal growth and also accumulate cash while assessing the possibilities of growth through outside opportunities.

At Neves-Corvo, the Company is on plan to produce 195 million pounds of contained copper which is consistent with the Company’s Life of Mine plan.  As well, management is focused on implementing zinc production at the mine in mid-2006.  Ore processing is currently targeted for processing 2 million tonnes of copper ore and 150,000 tonnes of zinc ore for 2006.  As well, EuroZinc expects to complete the study, initiated in 2005, to determine the cost benefits associated with increasing the throughput capacity of zinc ore. Management also continues to pursue an optimum mine plan for the deposits at Neves-Corvo as well as seeking more cost efficient methods to exploit the deposits.  Both of these efforts are categorized as ‘work in progress’ and are pursued constantly as the variables to economics of the operations change.

At Aljustrel, the Company will commence immediately with the redevelopment of the Aljustrel zinc mine at an estimated capital cost of $88.3 million.  The redevelopment will be financed through a combination of debt and the Company’s own cash.  A mandate letter has been signed with a major European bank to provide the debt portion of the financing and is expected to be in available in the third quarter of 2006.  During this period, the Company will fund the development with its own cash.  EuroZinc also expects to receive approval of up to $23 million (€18.3 million) in interest free loans and grants from the European Union.  The Company expects to start production in mid-2007, once modifications to the mill have been completed.  During the first year of operation, ore will be processed from the Moinho deposit, and in the second year and onward, ore will be processed primarily from the Feitais deposit.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including  environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com . A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov .